Exhibit 99.2

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883

Telephone:  +61 8 8363 0388      Facsimile: +61 8 8132 0766      www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

Not for release to US wire services or distribution in the United States

General Manager

The Company Announcements Office

Australian Securities Exchange

Indicative results of Retail Entitlement Offer

On Thursday, 15 March 2018, Sundance Energy Australia Limited (ASX: SEA) (Company) announced its fully underwritten* 1 for 1 accelerated non-renounceable entitlement offer to raise approximately A$73.9 million (Entitlement Offer). The institutional component of the Entitlement Offer completed on Thursday, 15 March 2018 raising approximately A$39.8 million, as announced to ASX on Friday, 16 March 2018.

The retail component of the Entitlement Offer (Retail Entitlement Offer) closed on Tuesday, 3 April 2018.

Based on the applications received, the indicative results of the Retail Entitlement Offer are as follows

•                                         approximately A$4.8 million in new fully paid ordinary shares in Sundance (New Shares) were applied for;

•                                         approximately 14.2% of available retail entitlements (Entitlements) are expected to be taken up under the Retail Entitlement Offer by eligible Sundance retail shareholders; and

•                                         it is expected that approximately 497 million New Shares, representing Entitlements not taken up by eligible retail shareholders and the Entitlements of ineligible retail shareholders, will be taken up by Euroz Securities Limited and Morgans Corporate Limited as underwriters and/or allocated to sub- underwriters.

These results are indicative only and subject to change due to ongoing reconciliations and payments, however, any change is not expected to be material. Final results of the Retail Entitlement Offer are expected to be announced on Friday, 6 April 2018.

Shareholder Enquiries

Retail shareholders who have questions relating to the Retail Entitlement Offer should speak with their broker or adviser and/or call the Shareholder Information Line on 1300 556 161 (within Australia) or +61 3 9415 4000 (outside Australia) from 8.30am to 5.30pm (Sydney time) Monday to Friday.

This announcement is for information purposes only and is not a prospectus, disclosure document, product disclosure statement or other offering document under Australian law or any other law (and will not be lodged with the Australian Securities and Investments Commission). The announcement is not and should not be considered an offer or an invitation to acquire Entitlements or New Shares or any other financial products.

* The underwriting agreement entered into between the Company and the underwriters dated 15 March 2018 includes a clause which limits the obligations of an underwriter to subscribe for shares to the extent that, in doing so, it would have voting power in excess of 20% and so breach section 606 of the Corporations Act 2001 (Cth) (Act). The clause provides that the relevant underwriter must subscribe for those shares when it is able to do so without breaching section 606 of the Act. The operation of the clause does not impact that underwriter’s obligation to pay an amount equal to any shortfall on the relevant settlement date, such that the Company has certainty of funds in accordance with the offer timetable. Given successful completion of the Entitlement Offer, neither underwriter will need to rely on this clause on the issue date under the Retail Entitlement Offer.

For further information or other information, please contact:

United States	Australia

Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388

Disclaimer

This announcement has been prepared for publication in Australia and may not be released to US news wire services or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. At this time, any securities described in this announcement have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws.